Exhibit 21.1
SUBSIDIARIES OF OPLINK COMMUNICATIONS, INC.

Jurisdiction of
Name of Entity	Formation
Accumux Technologies, Inc.	California
Cayman Oplink Communications, Inc.	Cayman Islands
Emit Technology Co., Ltd	Taiwan
OCP Asia, Inc.	Taiwan
OCP Asia Investment, Inc.	Taiwan
Oplink Communications (HK) Limited	Hong Kong
Oplink Macau Commercial Services Company Limited	Macau, China
Optical Communication Products, Inc.	Delaware
Shanghai Oplink Communications, Inc.	Shanghai, China
Taiwan Oplink Communications, Inc.	Taiwan
Wuhan Oplink Smart-Command-Network Technology Co., Ltd	Wuhan, China
Zhuhai FTZ Oplink Communications, Inc.	Zhuhai, China
Zhuhai FTZ Oplink Optical Communications, Inc. (formerly Zhuhai Oplink Communications, Inc.)	Zhuhai, China